S TATEMENT OF FINANCIAL CONDITION

Two Sigma Execution Services, LLC
December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71128

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Two Sigma Execution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Avenue of Americas, 2nd Floor
                              (No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Lubetsky	(212) 775-6624	jason.lubetsky@tssecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                      (Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	100001
(Address)	(City)	(State)	(Zip Code)
10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jason Lubetsky_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Two Sigma Execution Services, LLC_____, as of _12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Two Sigma Execution Services, LLC

Statement of Financial Condition

December 31, 2025

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management
Two Sigma Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Two Sigma Execution Services, LLC (the "Company") as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

February 27, 2026

A member firm of Ernst & Young Global Limited

Two Sigma Execution Services, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	4,657,379
Due from affiliates		2,528,594
Due from clearing brokers		1,907,634
Other assets		4,125
Total assets	$	9,097,732

Liabilities and Member's Equity

Due to affiliates	$	2,262,361
Accounts payable and accrued expenses		118,512
Total liabilities	$	2,380,873
Member's equity		6,716,859
Total liabilities and member's equity	$	9,097,732

The accompanying notes are an integral part of the statement of financial condition.

Two Sigma Execution Services, LLC

Notes to the Statement of Financial Condition

December 31, 2025

1. Nature of Operations

Two Sigma Execution Services, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Securities Group Holdings, LLC ("TSSGH"), is a limited liability company formed under the laws of the state of Delaware in June 2023. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation and Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority.

The Company's operations consist of routing orders in an agency capacity on behalf of its affiliated investment advisor, Two Sigma Investments, LP ("TSI"), to its affiliated broker-dealer, Two Sigma Securities, LLC ("TSS") in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. TSS is registered as a broker-dealer with the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

The Company maintains cash in bank deposit accounts, which at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be significant risk with respect to these accounts.

Due from Clearing Brokers

Due from clearing brokers is primarily comprised of cash deposits, interest receivable and commissions receivable, net of trading costs, which are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes generally provide that any income or loss is passed through to the ultimate beneficial owners for federal and state income tax purposes. The ultimate beneficial owner and parent of TSSGH, Two Sigma Capital Markets, LP ("TSCM"), as a partnership, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%.

TSCM adopted a market-based sourcing methodology with respect to its indirectly attributed broker-dealer revenue for indirect UBT purposes. At December 31, 2025, the Company has an accumulated UBT benefit of $51,305 from TSSGH, ultimately due from TSCM. In accordance with ASC 740, *Income Taxes*, the Company recorded a full valuation allowance on the accumulated UBT benefit of $51,305, as it is more-likely-than-not that the UBT related deferred tax asset will not be realized by the Company's ultimate parent, TSCM.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority.

Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years and concluded that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions. The Company has identified its Chief Executive Officer as the chief operating decisions maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities while using information of the Company as a whole.

3. Transactions with Related Parties

Pursuant to an expense sharing agreement between the Company and TSI (the "TSI Expense Sharing Agreement"), the Company records an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, market data and general expenses. Allocation of expenses is determined based on

3. Transactions with Related Parties (continued)

various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are typically made monthly by the Company.

As of December 31, 2025, $115,625 remains payable to TSI and is included in due to affiliates in the statement of financial condition.

The Company additionally maintains an expense sharing agreement with TSS (the "TSS Expense Sharing Agreement"). In accordance with the TSS Expense Sharing Agreement, the Company records an expense based on the monthly expense sharing fee for services and products provided by TSS. This primarily includes occupancy costs related to space sharing. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSS for such services are typically made monthly by the Company.

The Company also maintains an expense sharing agreement with Two Sigma Securities UK Limited ("TSS UK") (the "TSS UK Expense Sharing Agreement"). In accordance with the TSS UK Expense Sharing Agreement, the Company records an expense based on the monthly expense sharing fee for services and products provided by TSS UK. This primarily includes compensation, payroll taxes and benefits, occupancy costs related to office space, and costs incurred by TSS UK for third-party service providers. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. The reimbursement amount includes a monthly markup equal to 10% of the allocated expenses. Payments to TSS UK for such services are typically made monthly by the Company.

As of December 31, 2025, $68,679 remains payable to TSS UK and is included in due to affiliates in the statement of financial condition.

The Company's affiliate broker dealer, TSS, in connection with its handling of securities transactions on behalf of the Company, receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges, pays execution fees to other broker-dealers and pays Consolidated Audit Trail ("CAT") fees to regulatory bodies and other broker-dealers. Pursuant to an agreed upon fees agreement between the Company and TSS (the "TSS Approved Fees Agreement"), these fees and rebates incurred and earned by TSS are passed through to the Company on a monthly basis.

Pursuant to an agreed upon fees agreement between the Company and Two Sigma Equity Portfolio, LLC and Two Sigma Pioneer Portfolio LLC (the "TSI Approved Fees Agreement"), the Company, in connection with its handling of securities transactions on behalf of affiliates, passes through fees and rebates from TSS, to its affiliates, on a monthly basis.

3. Transactions with Related Parties (continued)

At December 31, 2025, $2,078,057 remains payable to TSS and is included in due to affiliates in the statement of financial condition and $2,528,594 remains receivable from affiliates and is included in due from affiliates in the statement of financial condition.

4. Segment Reporting

The Company is a single operating segment. Segment assets can be found in the statement of financial condition.

5. Risks to the Statement of Financial Condition

Credit risk refers to the potential losses arising from the failure of another party to perform according to the terms of the contract. In the normal course of business, the Company routes trade orders on behalf of its affiliate investment advisor, to its affiliate broker dealer, in an agency capacity. Routed securities transactions are cleared by the Company's clearing firm on a delivery versus payment basis. Commissions receivable, net of fees, and clearing deposits are also due from the Company's clearing broker. The Company is subject to a concentration of credit risk with its clearing broker, as its business relies on one counterparty for clearing.

Such risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing financial institutions. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

The Company's cash balance is maintained at one financial institution. The balance, which at times may be in excess of government sponsored insurance limits, is subject to a concentration of credit risk. To mitigate this risk the Company actively monitors the creditworthiness of its banking counterparties.

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls that mitigate operational risk in the form of systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and non-zero positions.

6. Indemnifications

In the normal course of business, the Company agrees to indemnify its clearing brokers against specified potential losses in connection with their acting as an agent of or providing services to the Company. The maximum potential amount of future payments that the Company could be required

6. Indemnifications (continued)

to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification. All routed agency transactions at December 31, 2025 settled without adverse financial effect on the Company.

7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. Effective January 1, 2025, the Company has elected to compute its net capital under the alternative standard pursuant to Rule 15c3-1, which requires the Company to maintain net capital, equal to the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers in Rule 15c3-3. At December 31, 2025, the Company had net capital of $4,184,140 which exceeded the minimum required net capital of $250,000 by $3,934,140.

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3-1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. At December 31, 2025, the Company did not have custody of any client assets.

8. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the statement of financial condition. Except as otherwise noted, the Company has determined that no events have occurred that are required to be recognized or disclosed in the statement of financial condition.